82-2372

02 OCT -2

ERG GROUP

Your ref
Our ref CMP-0014-01

12 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

02055154

ERG Australia Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "Improved Second Half Result for ERG".
- Appendix 4B – Preliminary Final Report.
- Media Release headed "ERG Unlisted Convertible Noteholders to Convert".
- Media Release headed "ERG Wins US$6m Las Vegas Ticketing Project".
- Slide presentation on ERG's full-year result to 30 June 2002, presented by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

Yours faithfully

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Clare Barrett-Lennard
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr120902.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

DATE	12 September 2002
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

02 OCT -2

ERG GROUP

MEDIA RELEASE

Improved Second Half Result for ERG

The Directors of ERG Group today announced an improvement in the second half performance on the back of better than expected cost savings achieved in the half and second half trading in the supply and installation segment.

The Group recorded full-year revenue of $301.6 million (an increase of 1% on the prior year) and a loss of $243.9 million, which included $165.3 million in one-off write-downs and provisions, $38.2 million in depreciation and amortisation, and $22.1 million in interest costs.

Highlights of the Results

- revenue on a normalised basis (removing the telecoms revenue from the 2001 year – as the business was sold in 2001 – and non-trading revenue) grew by more than 25% from $223.0 million to $280.3 million;
- recurring revenue from infrastructure (long-term fare collection and smart card projects) jumped 173% from $51.3 million to $140.0 million;
- excluding the one-off write-downs, EBITDA for the second half was positive $2.3 million compared with a loss of $17.0 million in the first half;
- cash flow from operations improved in the second half due primarily to a reduction in employee costs of $21.1 million;
- major projects generating recurring revenue, ie Melbourne and Rome, are now EBITDA and cash flow positive;
- total R&D costs dropped from $42.3 million in 2001 to $23.2 million in 2002; and
- operating costs have been slashed by over $30 million on an annualised basis.

Tough market conditions, significant delays in contract awards by customers and the impact of September 11 on the insurance and bonding market all impacted the Group's performance in the full-year. These delays impacted revenue in the full-year by more than $40 million and led to the high level of staff cuts across the Group. Furthermore, costs associated with the major Rome infrastructure project were incurred and the commencement of the Lazio phase of the project was delayed, resulting in reduced revenue.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

Improved Second Half Result for ERG

Directors elected not to declare a dividend, compared to a 1 cent unfranked dividend in 2001.

A summary explanation of the result is included as Attachment 1.

Reduction of Operating Costs

Major structural changes were implemented in the second half as part of an aggressive cost reduction program. The Group's focus remains on cash flow generation, with expected ongoing annual savings of $30 million resulting from cost cutting initiatives.

Since the half-year, management's priority has been on:

- achieving aggressive cost cutting targets;
- rationalising the Proton business acquired in March 2002 and integrating it with ERG's business;
- reducing the cash outflow from the business; and
- restructuring the Group's finance and strengthening the balance sheet.

All of these objectives have been achieved or are ongoing.

One-Off Charges

The Group made provisions, write-downs and accelerated depreciation totalling $165.3 million for the year ($155.4 million in the first half and $9.9 million in the second half). The Directors are hopeful that the write-downs are not permanent reductions in value but represent a conservative approach to carrying values. The provisions are substantially due to the accounting treatment of equity historically received in exchange for the license of ERG's technology. Although the Directors are confident of the business plans of each of these entities, they believe it is difficult to precisely measure the future returns these investments will generate. Accordingly, provisions were raised against these investments and other amounts related to these entities. The breakdown of these items is included as Attachment 2.

Group Funding

The Group has focused considerable attention on restructuring its financing and balance sheet to ensure all new projects can be supported.

ERG has extended its relationship with the ANZ Bank which has provided facilities for Melbourne and terms for funding of the Sydney project. In addition, funding arrangements have been put in place and others are being negotiated with major banks, and a major infrastructure group. The total of these arrangements is over $100 million. This is in addition to the existing $60 million facility for Melbourne.

The unlisted convertible notes, due in October 2002, will be converted under the terms of agreements reached with the holders of 100% of those notes, resulting in payments by the Group being reduced from $22.8 million to an estimated $5–10 million.

Improved Second Half Result for ERG

Shares held by the Group in Downer EDI have been sold over the past two months generating approximately $16 million. The proceeds were used to pay out the Commonwealth Bank.

The Directors are confident the Group has ample funding available to meet all its commitments and growth prospects.

Project Update

The maturing status of major projects is reflected in the nature of revenues reported for the year. The infrastructure or recurring revenue grew 173% to a level comparable with that of system supply and installation. This growth trend is expected to continue in future years driven primarily by the large city projects for which ERG holds long-term outsourcing contracts. The status of the Group's major projects is as follows:

- The Singapore system – one of the world's most advanced – is fully operational and a great success, processing more than 1.5 million transactions per day. The customer has entered a three-year maintenance contract with ERG.
- Rome is now EBITDA and cash flow positive, despite continued delays in the Lazio area joining the system. The Group has significant compensation claims lodged in respect to these delays which are outside the Group's control. Refinancing of the Rome project has been deferred due to these delays.
- Melbourne is EBITDA and cash flow positive and the revised contract arrangements are due to be finalised this month. Further payments of approximately $20 million are due from the customer in September. ERG will receive an additional $3 million per annum for management of the system. Overall performance of the system has improved significantly with improved cooperation between both the operators and Government lowering the impact of vandalism on the system.
- San Francisco Phase 1 has been extremely successful. Phase 1 is continuing with the large operator, MUNI, extending the system to its entire rail network during Phase 1. A decision to move to Phase 2 is due before year-end.
- TKE – a new contract in Hong Kong – was delivered ahead of time and with better profit than budgeted.

Depreciation and Amortisation

Depreciation and amortisation increased from $17.1 million in 2001 to $38.2 million in 2002. The increase reflects the first full year of depreciation of the infrastructure owned by the Group in the Rome project, amortisation of the Proton goodwill and amortisation of the Group's investment in the MASS (multi-application smart card solution) technology.

Review of Operating Segments

- **Supply and installation**. Revenue of $140.4 million was recorded for the supply and installation of automated fare collection (AFC) systems throughout the world. Before one-off items, an

Improved Second Half Result for ERG

operating profit of $3.7 million was recorded. Revenue was the previous year figure of $171.7 million. The reduction in revenue was caused by the delay in commencement of certain major projects which are now due to commence in the current financial year.

- **Infrastructure and cards business.** The infrastructure segment of the business represents the source of long-term recurring revenue for the Group derived primarily from the outsourced operation of AFC systems once installed. Revenue from these sources increased significantly to $140.0 million up from $51.3 million in the previous year. Currently the Melbourne and Rome projects are the largest individual contributors to this segment; however their accounting profitability is impacted by the sizeable depreciation charges against the large-scale capital equipment infrastructure cost. It should be noted however, both projects are currently EBITDA and cash flow positive. Future infrastructure projects, such as Sydney, will not follow this format as the AFC system will be owned and paid for by the customer. Accordingly the operating phase of these projects will not be burdened with depreciation charges for the infrastructure.

- **R&D and Corporate support**. This segment of the business provides the technology, financing and administrative support to the two operational segments outlined above. With the Group's technology at a level of maturity where standardised modules can be successfully deployed in cities throughout the world, the necessary level of R&D activities can be reduced significantly. Total expenditure on R&D in the current year was $23.2 million compared with $42.3 million in the 2001 financial year.

Outlook

- The Group is hopeful that signing of contracts in Sydney and Seattle will be finalised during the coming months. Finalisation of these contracts has been delayed by as much as 2-3 years. Both are supply and long-term operating contracts. In both cases the infrastructure equipment is being acquired by the customer and its operation outsourced to ERG. ERG is the preferred proponent in both cases.

  Project financing is being arranged for Sydney and all other projects are forecast to be cash flow positive. San Francisco is expected to move to Phase 2 by the end of the year. The total value of these new projects is expected to exceed $750 million.

  The Group is involved in large tenders in Canada, the Netherlands, Sweden and the United States (Maryland, Virginia and Washington DC). Decisions are expected during the current financial year.

- Today we have also announced that we have been awarded an important new contact in Las Vegas, which further strengthens our business in the United States. The contract has been awarded by the large Canadian group, Bombardier Inc, with whom we will bid for the Montreal project. The new contract is initially worth US$6 million.

- Due to delays experienced in the finalisation of the contracts in Sydney, Seattle and elsewhere, the operating revenue from supply contracts will build towards the end of the current half-year. Revenue in the second half is expected to be stronger than the first half as the major projects ramp up.

  Overall revenue should grow in 2003 with a much stronger growth in 2004.

Improved Second Half Result for ERG

- Depreciation and amortisation, mainly arising from the major infrastructure investments, will continue to run at approximately $35 million (before amortisation of the Proton World goodwill of $11 million each year).

- EBITDA and operating cash flow is budgeted to improve in 2003 as the cost cutting initiated in the second half of 2002 has full impact and new projects commence.

Profitability at the EBITDA level in the 2003 year will be, to a large extent, dependent upon both the timing of signing and commencement of new projects.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 17 offices across 13 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

Improved Second Half Result for ERG

Attachment 1 – Summary Result Explanation

The Group's financial results are summarised as follows:

	1st Half A$000	2nd Half A$000	30 June 2002 A$000	30 June 2001 A$000
Revenue				
Supply and installation	71,099	69,285	140,384	171,717
Infrastructure	40,253	99,701	139,954	51,321
Telecommunications	–	–	–	59,429
R&D/Corporate/other	25,047	(3,834)	21,213	17,404
Total revenue	**136,399**	**165,152**	**301,551**	**299,871**
Expenses				
Employee costs	(59,453)	(38,395)	(97,848)	(125,255)
Other expenses	(93,967)	(124,444)	(195,733)	(139,080)
EBITDA excluding one-off items	**(17,021)**	**2,313**	**(14,708)**	**35,536**
Depreciation	(6,167)	(13,520)	(19,687)	(13,181)
Amortisation	(5,022)	(13,449)	(18,471)	(3,945)
EBIT excluding one-off items	**(28,210)**	**(24,656)**	**(52,866)**	**18,410**
Interest	(11,973)	(10,079)	(22,052)	(12,059)
Tax	(3,870)	209	(3,661)	(244)
Net profit after tax, before one-off items	**(44,053)**	**(34,526)**	**(78,579)**	**6,107**
One-off write-downs, provisions and adjustments	(155,384)	(9,916)	(165,300)	–
Net profit after tax	(199,437)	(44,442)	(243,879)	6,107

Improved Second Half Result for ERG

Attachment 2 – Breakdown of One-off Charges

The details of the write-downs, provisions and adjustments are as follows:

First Half Write-downs	A$000
Provision for diminution in unlisted investments accounted for using the equity method	58,876
Provision for accelerated amortisation of software development costs related to entities in which ERG's investment has been provided against	37,971
Provision for recoverability of project receivables and claims	21,055
Provision for project losses and delays	15,238
Reversal of prior year profit, exchange movements and equity losses applicable to Prepayment Cards Limited	13,990
Accelerated amortisation of borrowing costs	3,631
Sundry provisions	4,623
Total first half write-downs	**155,384**
Second Half Write-downs	
Provision for accelerated amortisation of project costs	33,912
Reversal of provisions raised during the first half:	
• Provision for project losses and delays	(5,068)
• Provision for recoverability of project receivables and claims	(17,305)
• Sundry provisions	(1,623)
Total second half write-downs	**9,916**
Total write-downs, provisions and adjustments	**165,300**

Rules 4.1, 4.3

Appendix 4B
~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

ERG LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half yearly/financial year ended ('current period')
ACN 009 112 725		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A'000

Revenues from ordinary activities (*item 1.1*)	up/~~down~~	1%	To	301,551
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	~~up~~/down		To	(243,879)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of			0
Net profit (loss) for the period attributable to members (*item 1.11*)	~~up~~/down		To	(243,879)
Earnings before interest, tax, depreciation, amortisation and one-off adjustments	~~up~~/down		To	(14,708)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (*Preliminary final report only - item 15.4*) Interim dividend (*Half yearly report only - item 15.6*)	NIL	NIL
Previous corresponding period (*Preliminary final report - item 15.5; half yearly report - item 15.7*)	1.0 c	NIL

*Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*see item 15.2*): N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

* See chapter 19 for defined terms

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - A$'000
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	301,551	299,871
1.2	Expenses from ordinary activities including one off adjustments of $161.7m *(see items1.26 & 1.27)*	(514,499)	(264,171)
1.3	Borrowing costs *(see attachment 3)*	(29,702)	(22,936)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	(3,488)	(6,413)
1.5	**Profit (loss) from ordinary activities before tax**	**(246,138)**	**6,351**
1.6	Income tax on ordinary activities (*see note 4 and attachment 1*)	(3,661)	(244)
1.7	**Profit (loss) from ordinary activities after tax**	**(249,799)**	**6,107**
1.8	Profit (loss) for extraordinary items after tax (*see item 2.5*)	--	--
1.9	**Net profit (loss)**	**(249,799)**	**6,107**
1.10	Net profit (loss) attributable to outside *equity interests	(5,920)	--
1.11	**Net profit (loss) for the period attributable to members**	**(243,879)**	**6,107**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	--	--
1.13	Net exchange differences recognised in equity	**(1,182)**	**(873)**
1.14	Other revenue, expense and initial adjustments recognised in equity (attach details)	--	--
1.15	Initial adjustments from UIG transitional provisions	--	--
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	**(1,182)**	**(873)**
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(245,061)**	**5,234**

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	(31.7) cents	1.0 cent
1.18a	Basic EPS (before one-off adjustments)	(11.9) cents	1.0 cent
1.19	Diluted EPS (if materially different from (a))	(25.9) cents	2.8 cents
1.19a	Diluted EPS (before one-off adjustments)	(8.6) cents	2.8 cents

* See chapter 19 for defined terms

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period A$'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(249,799)	6,107
1.21	Less (plus) outside *equity interests	(5,920)	--
1.22	**Profit (loss) from ordinary activities after tax attributable to members**	**(243,879)**	**6,107**

Revenue and expenses from ordinary activities

(see note 15)

		Current period $A'000	Previous corresponding period A$'000
1.23	Revenue from sales or services	271,818	263,861
1.24	Interest revenue	3,303	9,490
1.25	Other relevant revenue	26,430	26,520
1.26	Details of relevant expenses before one-off adjustments(See Attachment 3)	319,178	247,045
1.27	Depreciation and amortisation excluding amortisation of intangibles before one-off adjustments (See Attachment 3)	33,652	17,126
Capitalised outlays			
1.28	Interest costs capitalised in asset values	--	2,742
1.29	Outlays capitalised in intangibles (unless arising from an * acquisition of a business)	--	--

* See chapter 19 for defined terms

Consolidated retained profits

		Current period $A'000	Previous corresponding period A$'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	20,565	20,840
1.31	Net profit (loss) attributable to members (*item 1.11*)	(243,879)	6,107
1.32	Net transfer from(to) reserves (details if material)	--	--
1.33	Net effect of changes in accounting policies	--	--
1.34	Dividends and other equity distributions paid or payable	--	(6,382)
1.35	**Retained profits (accumulated losses) at end of financial period**	**(223,314)**	**20,565**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside *equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	2,857	--	--	2,857
2.2	Amortisation of other intangibles	1,649	--	--	1,649
2.3	**Total amortisation of intangibles**	**4,506**	**--**	**--**	**4,506**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	**--**	**--**	**--**	**--**

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(199,437)	16,132
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(44,442)	(10,025)

* See chapter 19 for defined terms

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current Assets			
4.1	Cash	38,401	32,054	118,175
4.2	Receivables	124,650	163,255	115,327
4.3	Investments	15,793	--	--
4.4	Inventories	44,311	52,880	64,780
4.5	Tax assets	--	--	--
4.6	Other (See attachment 2)	17,935	8,899	14,358
4.7	**Total current assets**	**241,090**	**257,088**	**312,640**
	Non-current assets			
4.8	Receivables	64,847	23,964	41,838
4.9	Investments (equity accounted)	5,355	65,351	--
4.10	Other investments	8,340	66,806	50,463
4.11	Inventories	67,038	78,724	97,369
4.12	Exploration and evaluation expenditure capitalised (see para .71 of AASB 1022)	--	--	--
4.13	Development properties (*mining entities)	--	--	--
4.14	Other property, plant and equipment (net)	150,127	190,772	159,396
4.15	Intangibles (net)	109,643	1,599	--
4.16	Tax assets	--	23,593	--
4.17	Other (See attachment 2)	522	3,584	464
4.18	**Total non-current assets**	**405,872**	**454,393**	**349,530**
4.19	**Total assets**	**646,962**	**711,481**	**662,170**
	Current liabilities			
4.20	Payables	99,102	84,354	116,245
4.21	Interest bearing liabilities	78,217	13,000	90,228
4.22	Tax liabilities	803	1,001	608
4.23	Provisions exc. tax liabilities	20,940	16,258	17,022
4.24	Other (See attachment 2)	14,991	9	6,114
4.25	**Total current liabilities**	**214,053**	**114,622**	**230,217**
	Non-current liabilities			
4.26	Payables	--	15,336	--
4.27	Interest bearing liabilities	268,881	287,049	247,071
4.28	Tax liabilities	--	19,625	--
4.29	Provisions exc. tax liabilities	465	364	588
4.30	Other (provide details if material)	11,816	1,300	1,300
4.31	**Total non-current liabilities**	**281,162**	**323,674**	**248,959**
4.32	**Total liabilities**	**495,215**	**438,296**	**479,176**
4.33	**Net assets**	**151,747**	**273,185**	**182,994**

* See chapter 19 for defined terms

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	361,964	232,420	341,020
4.35	Reserves	(4,016)	(2,833)	(2,187)
4.36	Retained profits (accumulated losses)	(223,314)	20,565	(178,872)
4.37	**Equity attributable to members of the parent entity**	**134,634**	**250,152**	**159,961**
4.38	Outside *equity interests in controlled entities	17,113	23,033	23,033
4.39	**Total equity**	**151,747**	**273,185**	**182,994**
4.40	Preference capital included as part of 4.37	--	--	--

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.

		Current period $A'000	Previous corresponding period $A'000
5.1	Opening balance	--	--
5.2	Expenditure incurred during current period	--	--
5.3	Expenditure written off during current period	--	--
5.4	Acquisitions, disposals, revaluation increments, etc	--	--
5.5	Expenditure transferred to Development Properties	--	--
5.6	**Closing balance as shown in the consolidated balance sheet (item 4.12)**	--	--

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period $A'000
6.1	Opening balance	--	--
6.2	Expenditure incurred during current period	--	--
6.3	Expenditure transferred from exploration and evaluation	--	--
6.4	Expenditure written off during current period	--	--
6.5	Acquisitions, disposals, revaluation increments, etc	--	--
6.6	Expenditure transferred to mine properties	--	--
6.7	**Closing balance as shown in the consolidated balance sheet (item 4.13)**	--	--

* See chapter 19 for defined terms

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period A$'000
	Cash flows related to operating activities		
7.1	Receipts from customers	279,231	267,211
7.2	Payments to suppliers and employees	(300,609)	(235,229)
7.3	Dividends received from associates	--	--
7.4	Other dividends received	3	279
7.5	Interest and other items of similar nature received	3,303	9,490
7.6	Interest and other costs of finance paid	(24,215)	(21,056)
7.7	Income taxes paid	110	--
7.8	Other (provide details if material)		
	- Research and development expenditure	(10,594)	(2,781)
	- Redundancy costs	(1,943)	--
	- Other	1	866
7.9	**Net operating cash flows**	(54,713)	18,780
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(14,911)	(73,985)
7.11	Proceeds from sale of property, plant and equipment	795	7,814
7.12	Payment for purchase of equity investments	(13,983)	(2,751)
7.13	Proceeds from sale of equity investments	22,604	--
7.14	Loans to other entities	--	--
7.15	Loans repaid by other entities	--	--
7.16	Other (provide details if material)		
	- Research and development expenditure	(12,583)	(39,552)
	- Proceeds from sale of controlled entity	--	--
	- Payment for purchase of business assets/controlled entity	(7,455)	--
	- Proceeds from the sale of business assets	--	8,832
	- Repayments from (advances to) associated entity	(2,170)	14,694
	- Payments for purchase of shares	(6,139)	(3,025)
	- Payments for settlement of alliance agreement	--	(35,127)
	- Expenses from the sale of business assets	--	(2,045)
	- Payments for purchase of technology licence	--	(1,599)
7.17	**Net investing cash flows**	(33,842)	(126,744)
	Cash flows related to financing activities		
7.18	Proceeds from issues of *securities (shares, options, etc.)	99,954	2,851
7.19	Proceeds from borrowings	45,000	8,000
7.20	Repayment of borrowings	(41,580)	(12,628)
7.21	Dividends paid	(4,885)	(3,765)
7.22	Other (provide details if material)	--	--
7.23	**Net financing cash flows**	98,489	(5,542)
7.24	**Net increase (decrease) in cash held**	**9,934**	**(113,506)**
7.25	Cash at beginning of period (*see Reconciliation of cash*)	20,512	134,384
7.26	Exchange rate adjustments to item 7.25.	(1,462)	(366)
7.27	**Cash at end of period** (*see Reconciliation of cash*)	28,984	20,512

* See chapter 19 for defined terms

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the year the company issued share capital to the value of $21.152 million as partial consideration for the acquisition of the shares which the controlled entity did not already own in Proton World International SA. The purchase price also included a deferred cash settlement of $38.7 million.
In addition, further shares were issued when unlisted convertible notes to the value of $7.178 million were converted into ordinary shares. The company also issued shares to the value of $1.43m in relation to the final dividend payment under a new Dividend Reinvestment Plan.
The company also received a dividend of $0.79m from a third party in the form of shares.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period A$'000
8.1 Cash on hand and at bank	19,019	13,128
8.2 Deposits at call	19,382	18,926
Cash (as per item 4.1)	38,401	32,054
8.3 Bank overdraft	--	--
8.4 Other (provide details) Bank Borrowings	(9,417)	(11,542)
8.5 Total cash at end of period (item 7.27)	**28,984**	**20,512**

Other notes to the condensed financial statements

Ratios

	Current period	Previous corresponding period
Profit before tax/revenue		
9.1 Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	-81.6%	2.1%
Profit after tax/*equity interests		
9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	-185.5%	2.4%

Earnings per security (EPS)

10 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

Basic EPS: (31.7) cents
Diluted EPS: (25.9) cents
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS: 770,328,691

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per *ordinary security	A$0.03	A$0.39

* See chapter 19 for defined terms

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

No significant activities or events to report.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Proton World International SA
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was *acquired	($2,415,517)
13.3	Date from which such profit has been calculated	15 March 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	($18,941,667)

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	*Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfers received by 5.00pm if *securities are not *CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if *securities are *CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

* See chapter 19 for defined terms

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	NIL	NIL c	NIL c
15.5		Previous year	1.0 c	NIL c	NIL c
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	-- cents	-- cents	-- cents
15.7		Previous year	-- cents	-- cents	-- cents

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	*Ordinary securities	N/A	1.0 c
15.9	Preference *securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$'000	Previous corresponding period $A'000
15.10	*Ordinary securities (*each class separately*)	--	6,382
15.11	Preference *securities (*each class separately*)	--	--
15.12	Other equity instruments (*each class separately*)	--	--
15.13	**Total**	--	**6,382**

The *dividend or distribution plans shown below are in operation

N/A

The last date(s) for receipt of election notices for the *dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting

N/A

* See chapter 19 for defined terms

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period A$'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before tax	(3,488)	(6,413)
16.2	Income tax on ordinary activities	--	--
16.3	**Profit (loss) from ordinary activities after tax**	**(3,488)**	**(6,413)**
16.4	Extraordinary items net of tax	--	--
16.5	**Net profit (loss)**	**(3,488)**	**(6,413)**
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	**(3,488)**	**(6,413)**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("t

	Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
		Current period	Previous corresponding period	Current period A$'000	Previous corresponding period A$'000
17.1	**Equity accounted associates and joint venture entities**				
	Prepayment Cards Ltd	47.1%	30%	(876)	(938)
	AFC Equipment Co Pty Ltd	33.3%	33.3%	--	(897)
	Triumphant Launch Sdn Bhd (to March 15, 2002)	--	50%	34	(91)
	ECard Pty Ltd	39%	39%	(2,646)	(4,487)
17.2	**Total**			**(3,488)**	**(6,413)**
17.3	Other material interests	--	--	--	--
17.4	**Total**			**(3,488)**	**(6,413)**

Triumphant Launch Sdn Bhd is now a controlled entity.

+ See chapter 19 for defined terms

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of *securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference *securities** *(description)*	--	--	--	--
18.2	Changes during current period				
	(a) Increases through issues	--	--	--	--
	(b) Decreases through returns of capital, buybacks, redemptions	--	--	--	--
18.3	***Ordinary securities** +++++	**936,879,165**	**927,884,065**	**Fully paid**	**Fully paid**
18.4	Changes during current period				
	(a) Increases through issues	299,494,748	299,494,748	Fully paid	Fully paid
	(b) Decreases through returns of capital, buybacks	(3,000)	(3,000)	Fully paid	Fully paid
18.5	***Convertible debt securities** *(description and conversion factor)*				
	5 year, 8% ******	13,828,989	Unquoted	Fully paid	Fully paid
	5 year, 7 month ,7.5% ******	18,518,519	18,518,519	Fully paid	Fully paid
18.6	**Changes during current period**				
	(a) Increases through issues	--	--	--	--
	(b) Decreases through securities matured, converted				
	5 year, 8% ******	(4,350,000)	Unquoted	Fully paid	Fully paid

+++++ On 1 November 2000, each ERG share was split into three new ERG shares. Numbers of shares are shown in terms of the split.

****** As a result of the share split, on conversion, notes will each convert into three ordinary shares.

* See chapter 19 for defined terms

Issued and quoted securities at end of current period continued

Category of *securities	Total number	Number quoted	Exercise price	Expiry date (if any)
18.7 Options *(description and conversion factor)*				
	150,000	Unquoted	0.93	Jul-02
	450,000	Unquoted	0.93	Oct-02
	30,000	Unquoted	2.59	Jan-03
	15,000	Unquoted	2.61	Jan-03
	69,000	Unquoted	2.62	Jan-03
	45,000	Unquoted	2.70	Jan-03
	3,000	Unquoted	3.18	Nov-03
	3,750,000	Unquoted	0.37	Dec-08
	75,000	Unquoted	0.38	Dec-08
	2,190,000	Unquoted	0.93	Jul-09
	330,000	Unquoted	1.19	Aug-09
	75,000	Unquoted	2.60	Nov-09
	75,000	Unquoted	2.60	Nov-09
	315,000	Unquoted	2.64	Dec-09
	120,000	Unquoted	2.54	Jan-10
	105,000	Unquoted	2.59	Jan-10
	174,000	Unquoted	2.61	Jan-10
	232,500	Unquoted	2.62	Jan-10
	235,500	Unquoted	2.70	Jan-10
	12,000	Unquoted	3.75	Feb-10
	180,000	Unquoted	3.08	Jun-10
	1,020,000	Unquoted	3.23	Nov-10
	1,177,000	Unquoted	3.18	Nov-10
	1,000,000	Unquoted	$0.38	Mar-07
	7,437,210	Unquoted	$0.40	Feb-09
18.8 Issued during current period				
	1,000,000	Unquoted	$0.38	Mar-07
	7,437,210	Unquoted	$0.40	Feb-09
18.9 Exercised during current period				
	25,000	Unquoted	$0.37	Dec-08
	150,000	Unquoted	$0.93	Jul-09
18.10 Expired during current period				
	900,000	Unquoted	$0.93	Jul-09
	150,000	Unquoted	$2.66	Dec-09
	15,000	Unquoted	$2.70	Jan-10
	7,500	Unquoted	$2.62	Jan-10
	150,000	Unquoted	$3.75	Jan-10
	675,000	Unquoted	$3.23	Nov-10
	787,500	Unquoted	$3.18	Nov-10
18.11 Debentures *(description)*				
18.12 Changes during current period				
(a) Increases through issues				
(b) Decreases through securities matured, converted				
18.13 Unsecured notes *(description)*	--	--		
18.14 Changes during current period				
(a) Increases through issues				
(b) Decreases through securities matured, converted				

* See chapter 19 for defined terms

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

See Attachment 4

Basis of financial report preparation

19.1

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

See Attachment 4

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Nil

19.5

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

+ See chapter 19 for defined terms

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Since the last annual reporting date, the following contingent liabilities have changed:

(a) In relation to the acquisition of Proton World International SA. ("PWI") there are agreements with three of the vendors that provide for a potential deferred adjustment to the consideration applying to these vendors. The deferred contingent consideration cannot be ascertained until three years after the issue of shares to these vendors, being March 2005. The deferred contingent consideration is determined by a formula for the calculation of the consideration for the PWI shares. This formula is referenced to the market price of ERG shares at the end of the three-year period. The potential deferred adjustment based on the 30 June 2002 closing share price amounted to $43,634,000.

(b) Bank guarantees and performance bonds held by contracting parties in the normal course of business have decreased by $47,871,000.

(c) Potential liquidated damages associated with project deliverables that are subject to customer certification and acceptance have increased by $6,397,000.

(d) Contingent liabilities in relation to work being undertaken by project contractors to a controlled entity have decreased by $2,425,000.

(e) In relation to the acquisition of PWI the consideration payable to one of the vendors will be increased by 1 million Euro (equivalent to AUD $1,752,850 at balance date), payable two years after acquisition, provided that the vendor complies with specific performance criteria that will enhance the value of PWI.

(f) Guarantees granted in connection with the refinancing of AFC Equipment Co Pty Ltd (AFC) assets, whereby ERG Limited has provided an irrevocable guarantee for the performance obligations of AFC and has guaranteed the secured monies, have decreased by $1,505,000.

There have been no other material changes to contingent liabilities and contingent assets.

+ See chapter 19 for defined terms

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: - initial service charges - management fees - other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Parmelia Hilton, Perth, Western Australia
Date	21 November 2002
Time	1:30pm
Approximate date the *annual report will be available	18 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (See note 12).

Identify other standards used	N/A

2 This report, and the *accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* (delete one)~~ give a true and fair view of the matters disclosed (see note 2).

* See chapter 19 for defined terms

4 This report is based on *accounts to which one of the following applies. (*Tick one*).

☐	The *accounts have been audited.	☐	The *accounts have been subject to review.
☑	The *accounts are in the process of being audited or subject to review.	☐	The *accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act).*

6 The entity has/~~does not have*~~ *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 12 September 2002
(Director/~~Company secretary~~)

Print name: David Humann

Notes

1 **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2 **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3 **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4 ***Income tax*** *If the amount provided for income tax in this report differs (or would differ but for compensatory* items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at 30% tax" for items 15.4 to 15.7.

* See chapter 19 for defined terms

5 **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6 **Consolidated Statement of cash flows** For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7 **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8 **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9 **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10 **Comparative figures** are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appe

11 **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

+ See chapter 19 for defined terms

13 **Corporations Law financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14 **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17 **DISCONTINUING OPERATIONS**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix 4B.

18 **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms

Attachment 1 - Tax Note

ERG Limited and Controlled Entities

The aggregated amount of income tax attributable to the financial period differs from the amount calculated on the operating profit (loss).

The differences are reconciled as follows:

	Consolidated	
	30 June 2002 $A'000	30 June 2001 $A'000
Operating profit (loss) before income tax	(246,138)	6,351
Income tax calculated @ 30% / (Prior year 34%)	(73,841)	2,159
Tax effect of permanent differences:		
Amortisation of goodwill	857	--
Other items	4,063	1,959
Research and development allowance	(1,738)	(4,705)
Provision for diminution applicable to investments accounted for using the equity method (unlisted companies) and other financial assets	17,980	--
Reversal of prior year profit, exchange movements and equity losses applicable to Prepayment Cards Limited	4,197	--
Net capital gain	5,511	--
Income tax adjusted for permanent differences	(42,971)	(587)
Income tax benefit utilised (recouped) by:		
Tax losses not brought to account	51,124	3,565
Overseas tax rate differential on taxable profit	(2,335)	563
Prior years over provision	(1,507)	(3,035)
Prior year tax losses written off (back)	3,440	(3)
Tax rate change	459	(259)
Tax losses recouped	(4,549)	--
Income tax expense (benefit) attributable to profit (loss)	3,661	244

* See chapter 19 for defined terms

Attachment 2

		30 June 2002 $A'000	30 June 2001 $A'000	31 December 2001 $A'000
4.6	**Current Assets - Other**			
	Prepayments	9,128	3,454	8,555
	Sundry Receivables	--	1	--
	Other	8,807	5,444	5,803
		17,935	**8,899**	**14,358**
4.17	**Non-Current Assets - Other**			
	Deferred Borrowing costs:			
	At Cost	4,456	4,456	4,456
	Accumulated amortisation	(4,456)	(1,320)	(4,456)
		--	3,136	--
	Other	522	448	464
		522	**3,584**	**464**
4.24	**Current Liabilities - Other**			
	Deferred Income	9,347	--	6,107
	Other	5,644	9	7
		14,991	**9**	**6,114**
4.30	**Non-Current Liabilities - Other**			
	Amounts Relating to Scope creep Claim	8,094	--	--
	Underfunded deficit in pension fund	2,536	--	--
	Deferred Income	1,186	--	--
	Liabilities due in respect of Land	--	1,300	1,300
		11,816	**1,300**	**1,300**

* See chapter 19 for defined terms

Attachment 3

		Current period $A'000	Previous corresponding period A$'000
1.26	**Details of relevant expenses**		
	Change in inventories of raw materials, finished goods and work in progress	(11,453)	3,377
	Raw materials and consumables used	171,856	139,821
	Employee benefits expense	53,983	45,552
	Other labour costs	43,865	79,703
	Amortisation of Intangibles	4,506	--
	Capitalised costs	(72,522)	(125,340)
	Amortisation of capitalised costs	33,675	30,291
	Rental expense relating to operating lease payments	24,312	22,166
	Travel costs	9,631	9,399
	WDV on sale of assets	22,678	--
	Cost sale of fixed assets	1,411	8,700
	Legal fees	3,515	4,584
	Communication Costs	4,579	3,294
	Other ordinary expenses	29,142	25,497
	Sub-total	319,178	247,044
	Individually significant items:		
	Reversal of prior year profit, exchange movements and equity losses applicable to Prepayment Cards Limited	13,990	--
	Provision for diminution applicabe to investments accounted for using the equity method (unlisted companies)	58,876	--
	Provision for project losses and delays	10,170	--
	Write off of Receivable	3,750	--
	Redundancy costs	1,943	--
	Provision for diminution of other financial assets	1,057	--
	Provision for accelerated amortisation of project costs	33,912	--
	Sub-total	123,698	--
		442,876	247,044
	Individually Significant Gains		
	Technology licence fees	3,046	4,159
	Net gain on sale of business and plant and equipment	--	* 5,171
	Profit on sales of shares in former controlled entity	--	5,985
1.27	**Depreciation and amortisation excluding amortisation of intangibles**		
	Depreciation - Buildings	387	349
	Depreciation - Project assets under construction	--	2,188
	Depreciation - Plant & Equipment	19,300	6,311
	Amortisation - Other Development costs	4,589	1,052
	Amortisation - Software Development Costs	8,024	3,982
	Other Amortisation	1,352	3,245
	Sub-total	33,652	17,127
	One-off write downs, provisions & adjustments:		
	Amort - Software Devel Costs	37,971	
		71,623	17,127
Summary			
	Expenses from ordinary activities:		
	Details of relevant expenses (item 1.26)	319,178	247,044
	Depreciation & amortisation (item 1.27)	33,652	17,127
		352,830	264,171
	One-off adjustments:		
	Individually significant items	123,698	--
	Amort - Software Devel Costs	37,971	--
		161,669	--
1.28	**Borrowing Costs**		
	Normal Borrowing Costs	26,071	22,936
	One off adjustment to Amortisation	3,631	--
	Total	29,702	22,936

* Included in profit from ordinary activities in the previous financial year is a gross margin contribution (before any allocation of any overhead costs) of $34,123,000 applicable to the disposal of the manufacturing business to SCI systems, Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility

+ See chapter 19 for defined terms

Primary Reporting - Business Segments 2002

	SUPPLY, INSTALLATION AND PROJECTS $A'000	INFRASTRUCTURE AND CARDS BUSINESSES $A'000	RESEARCH AND DEVELOPMENT, CORPORATE SUPPORT AND FINANCING $'A000	TELECOMS $A'000	INTERSEGMENT ELIMINATIONS $A'000	CONSOLIDATED $A'000
Sales to customers outside the consolidated entity	136,540	139,339	(4,061)	–	–	271,818
Intersegment sales	30,923	14,914	2,165	–	(48,002)	–
Share of net losses of associates		(3,488)			–	(3,488)
Other revenue	3,844	615	25,274	–	–	29,733
Total segment revenue	171,307	151,380	23,378	–	(48,002)	298,063
Operating result before individually significant items	3,697	(37,031)	(24,479)	–	–	(57,814)
Borrowing costs	–	–	(29,702)			(29,702)
Individually significant items	(12,283)	(139,187)	(7,152)	–	–	(158,622)
Segment result before income tax	(8,586)	(176,218)	(61,333)	–	–	(246,138)
Unallocated expenses						–
Consolidated operating profit before income tax						(246,138)
Income tax expense						(3,661)
Consolidated profit after tax						(249,799)
Segment assets	174,789	383,175	88,998	–		646,962
Unallocated assets						–
Total assets						646,962
Segment Liabilities	56,741	81,153	357,322			495,215
Unallocated liabilities						–
Total liabilities						495,215
Investments in associates		5,355				5,355
Acquisitions of property,plant and equipment, intangibles and other non-current segment assets	29,529	36,515	135,668	–	–	201,712
Depreciation and amortisation expense	4,216	51,684	20,229	–	–	76,129
Other non-cash expenses	21,832	24,915	–	–	–	46,747

Primary Reporting - Business Segments 2001

	SUPPLY, INSTALLATION AND PROJECTS $A'000	INFRASTRUCTURE AND CARDS BUSINESSES $A'000	RESEARCH AND DEVELOPMENT, CORPORATE SUPPORT AND FINANCING $'A000	TELECOMS $A'000	INTERSEGMENT ELIMINATIONS $A'000	CONSOLIDATED $A'000
Sales to customers outside the consolidated entity	169,361	51,306	5,590	37,604	–	263,861
Intersegment sales	–	–	10,299	1,279	(11,578)	–
Share of net losses of associates		(6,413)			–	(6,413)
Other revenue	2,356	15	11,814	21,825	–	36,010
Total segment revenue	171,717	44,908	27,703	60,708	(11,578)	293,457
Operating result before individually significant items	10,574	(25,102)	24,721	3,779	–	13972 *
Borrowing Costs			(22,936)			(22,936)
Individually significant items		4,159	5,985	5,171		15,315
Segment result before income tax	10,574	(20,943)	7,770	8,950	–	6,351
Unallocated expenses						–
Consolidated operating profit before *income tax*						6,351
Income tax expense						(244)
Consolidated profit after tax						6,107
Segment assets	233,888	269,724	199,866	8,003		711,481
Unallocated assets						–
Total assets						711,481
Segment Liabilities	74,664	16,349	347,284			438,296
Unallocated liabilities						–
Total liabilities						438,296
Investments in associates		65,351				65,351
Acquisitions of property,plant and equipment, intangibles and other non-current segment assets	10,190	88,624	83,567	374		182,754
Depreciation and amortisation expense	948	7,899	7,448	831		17,126
Other non-cash expenses	95,626	30,046	1,677			127,348

* Included in profit from ordinary activities in the previous financial year is a gross margin contribution (before any allocation of any overhead costs) of $34,123,000 applicable to the disposal of the manufacturing business to SCI systems, Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility

+ See chapter 19 for defined terms

Geographical Segments 2002

	Australasia A$'000	USA & Canada A$'000	Europe A$'000	Intersegment Eliminations A$'000	Consolidated A$'000
Sales to customers outside the consolidated entity	144,870	23,044	103,904	--	271,818
Segment assets	461,696	17,826	167,440	--	646,962
Acquisitions of property,plant and equipment, intangibles and other non-current segment assets	176,101	11,282	14,329	--	201,712

Geographical Segments 2001

	Australasia A$'000	USA & Canada A$'000	Europe A$'000	Intersegment Eliminations A$'000	Consolidated A$'000
Sales to customers outside the consolidated entity	149,310	26,944	87,607	--	263,861
Segment assets	607,434	20,421	83,626	--	711,481
Acquisitions of property,plant and equipment, intangibles and other non-current segment assets	114,480	3,301	64,972	--	182,754

* See chapter 19 for defined terms

Comments by Directors

(Comments on the following matters are required by ASX or, in relation to the preliminary final report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half-yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

1 Full-Year Results

The Directors of ERG Limited ("the Group") resolved, following a comprehensive review of the financial position and results of the Group for the year ended 30 June 2002, to make substantial provisions for diminution in value against (or write down of) carrying value of a number of the Group's current and non-current assets.

The Group also incurred a substantial operating loss due to:

- delays in contract awards;
- the delay in the implementation of projects;
- increased depreciation and amortisation; and
- the exclusion of non-cash licence fees.

The provisions and write down of assets initiated by the Directors, combined with the operating loss, resulted in the Group entering technical breaches of its security trust. These breaches were waived by each of the bankers to the Group. Since 30 June 2002, all bank debt covered by the security trust in existence at that date has been repaid. There were no breaches of the covenants in the convertible note deeds.

The Group recorded a net loss after tax of $243.9 million on revenue of $301.6 million for the year ended 30 June 2002.

The result includes one-off charges totalling $165.3 million. The principal components of the adjustments comprise provisions for diminution in value and the write-off of investments made in previous financial years in unlisted companies which have purchased licences to the Group's technology.

The Directors have not sought to include in revenues or profits, licence fees attributable to the Group's technology which are satisfied other than in cash. The Directors consider the non-inclusion of revenues or profits from these sources is a conservative practice which has been consistently applied across the Group in the year.

The Directors are confident that the business plans of these investee entities will prove to be successful; however at this date it is difficult to measure precisely the returns these investments will generate in the future.

The Group reported a net cash in bank balance at 30 June 2002 of $38.4 million. Cash expenditure on operations, interest and research and development (R&D) for the year was $337.4 million and receipts from operations were $282.7 million resulting in a net operating cash outgoing of $54.7 million in the year.

2 Business Strategy

The Group is engaged in the business of developing and commercialising its smart card and electronic ticketing solutions.

The Group has achieved a recognised dominance globally in the development and implementation of integrated smart card systems in the transit arena.

Its present success has been based on its participation in major transit system applications of its software systems for example in Melbourne, Hong Kong, Rome, San Francisco and Singapore. The Group currently has on hand contracts or tender awards having a total value in excess of A$1.6 billion.

The Group's recently announced purchase of Proton World International (PWI) will lead it to develop solutions in the very large banking and credit card markets. There will be some opportunities to integrate transit and banking systems, and to present regional and national infrastructure solutions.

The value of the cash flow from these long-term contracts is similar to that recognised in other infrastructure projects such as toll roads. The high level of depreciation and amortisation of the large investment in infrastructure impacts profitability. However, EBITDA and cash flow become strongly positive after 2-3 years of operation.

3 Ongoing Business Risks

The life cycle of such development and commercialisation projects may be as long as seven to ten years. Investments in R&D and in the mobilisation and development of major contracts involve large capital expenditure and human resources budgets.

The recoverability of the non-current assets arising from these endeavours depends on future events which involve risks and uncertainties, some of which are outside the control of the Group. These events may include:

- economic conditions in the markets in which the Group operates;
- consumer acceptance of smart card and electronic ticketing solutions;
- the timing and result of tender decisions dictated by customers;
- changes in scope and contract conditions imposed by the customer;
- vandalism affecting the system and its associated hardware;
- litigation commenced against the Group by customers or competitors;
- natural disasters and human intervention (hacking) affecting transport, banking and credit card systems; and
- changes in legislation affecting the operations of transit, banking and credit card systems and usage.

3.1 Risks in the PWI Acquisition

The Group expects the acquisition of PWI to result in significant value creation, as it provides a logical extension to the Group's growth strategy of integrating multi-application smart card solutions with its transit ticketing services. The Group's future success relies heavily on the successful implementation of this strategy. It will also require a significant ongoing contribution of capital funds and financing arrangements must be put in place to provide the means to develop PWI.

There are execution risks inherent in these initiatives and no assurance can be given that the Group will be successful in their implementation.

The Group's growth strategy also relies heavily on market acceptance of multi-application smart cards and, in particular, the Group's smart card technology. There is a risk that market acceptance of the Group's smart card services will not be as high as the Company expects, or that market acceptance may take longer than expected to materialise, in which case the Group's future revenues and profits could be adversely affected.

4 General Risks

A number of factors outside the control of the Group may significantly impact on the Group, its performance and the price of its shares. These factors include economic conditions in Australia and internationally; relative changes in foreign exchange rates, particularly the relationship between the US Dollar and the Australia Dollar; investor sentiment and local and international stock market conditions; changes in fiscal, monetary and regulatory policies such as inflation and changes to interest rates; and developments in technology markets generally. Investors should recognise that revenues, expenses and cash flows could be negatively affected by any of the above factors, which in turn may affect the price of shares in the Group.

5 Ongoing Board and Management Initiatives

The Board and management of the Group continue to undertake a series of concurrent initiatives to ensure cash flows from operating activities are managed closely and that sufficient cash reserves and current account receivables from customers are available.

The Group's human resources are its most valuable asset; however management must and will ensure an appropriate match of human resources and their cost to known contract work-in-progress. Action to reduce costs has already commenced with annualised cost savings of $40 million achieved to June 2002.

6 Ongoing Funding Initiatives

- The Board and management of the Group will limit the amount of cash and time invested in contracts at all times and particularly in the start-up phase of new and future contracts.

  A major commercial bank has offered funding to the only project that currently requires it.

- The Group is presently negotiating alliance relationships with several major industrial corporations which operate mainly in the Northern Hemisphere.

  The primary objective of these alliance relationships is for these entities to join with the Group in bidding, delivering and funding major new projects. It is seen that the relationships will extend beyond transit systems to multi-application smart card system applications (including banking, credit card and government applications) in their regions of influence.

Alliances with major corporations are required because of the long-term nature of the Group's contracts and the size of the funding required. Funding requirements include both direct investment funding of work-in-progress in establishing the system and the escalation (in amount and in bonding and bond insurance costs) since the September 11 incident.

The Board and management have developed a strategic plan to build and strengthen the Balance Sheet of the Group.

7 Conclusion

7.1 Risk and Focus

The Group operates in a significant global industry and is placed at the forefront of smart card technology. The nature of the infrastructure projects in which it is involved demands very significant capital investment. Funding of these investments for the appropriate quantum, term and cost has been and continues to be a key focus of the Directors and management.

The levels of funding required and the long-term nature of the supply and operating contracts conducted by the Group are a significant and inherent risk in the Group's business; however the funding initiatives described above are expected to address and satisfy the needs of the Group to meet its ongoing obligations.

8 Financial Reporting Basis

The Directors believe that the Group will be successful in all or a significant proportion of the above ongoing initiatives. For this reason they have prepared the financial report on a going concern basis.

At this date, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Statement of Financial Position at 30 June 2002.

9 Shareholder Value

The Directors are confident that the success in winning major contracts around the world achieved to date will yield a profitable long-term revenue stream for the Group and an improvement in the value of the Group attributable to our shareholders.

Basis of Accounts Preparation

This general purpose financial report for the year ended 30 June 2002 has been prepared in accordance with Accounting Standards AASB 1029 Financial Reporting, other mandatory professional reporting requirements (Urgent Issue Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The preliminary final report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2001 and any public announcements made by ERG Limited in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies adopted are consistent with those of the previous financial year.

Included in the current period's results, as expressed in the Statements of Financial Performance, are a number of adjustments affecting the operating performance of the consolidated entity. Details of these individually significant items are set out in items 1.26 – 1.28 of this Appendix 4B.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible).

Nil.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil.

Changes in accounting policies since the last annual report are disclosed as follows.

(Disclose changes in the half-yearly report in accordance with AASB 1029: Preliminary Final Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies – Disclosure.)

Nil

DATE 12 September 2002

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 89273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Unlisted Convertible Noteholders to Convert

ERG Group today announced that the holders of its unlisted convertible notes have agreed to convert some or all of their holdings into ERG ordinary shares. The effect of the conversion is to reduce ERG's liability on maturity of these notes from the $22.8 million face value to the extent that the notes are converted.

ERG originally issued 18,178,989 8% convertible notes at $1.65 to Motorola Inc on 16 October 1997, with a maturity date of 15 October 2002. During the term of these notes, Motorola converted 4,350,000 notes into ordinary shares and sold a further 8,000,000 notes to two financial institutions. As a result there are now 13,828,989 notes on issue, of which Motorola holds 5,828,989. The two financial institutions and Motorola have agreed to convert their holdings into ordinary shares in certain circumstances and the date for conversion has been extended to 15 November 2002. The notes are convertible at the rate of one note for three ordinary shares, providing an effective share conversion price of $0.55.

If all notes are converted, ERG will issue 41,486,967 new ordinary shares to the three convertible noteholders. The noteholders will be entitled to a payment from ERG based on the difference between $0.55 and the sale price of ERG's shares. Any notes not converted will be redeemed on or before 15 November 2002 (or such later date as is agreed between the holder and ERG).

ERG will issue a disclosure notice and reliance notice under ASIC Class Order 02/272 upon conversion of any of the Notes to enable the resale of the shares issued upon conversion.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 17 offices across 13 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

DATE	12 September
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 89273 1208
EMAIL	sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Wins $US6m Las Vegas Ticketing Project

ERG Group today announced it has been awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail Project. The contract has been awarded by Bombardier Transportation, a unit of Bombardier Inc, a Canadian based diversified manufacturing and service company.

The Las Vegas monorail system is scheduled to be opened to the public in early 2004 and is expected to carry 19 million passengers in its first year of operation. The monorail will service 60,000 hotel rooms and the world's largest convention centre. There will be seven new stations built in the first phase of the project and a further five stations will be included in an extension to be built in the near future.

The system will cater for contactless smart cards as well as magnetic tickets for single journeys. In conjunction with the ticketing system, ERG has been contracted to install its central computer processing system. The total system will be capable of expansion into multiple applications for smart cards including electronic purse for casinos, security access and loyalty schemes. The monorail smart card scheme will also be able to be integrated with other transport modes such as the city's bus network at a future date.

The Las Vegas project is the fifth city in North America that has chosen the ERG smart card technology for public transport after San Francisco, Ventura County (outside Los Angeles), Seattle and Toronto.

Mr Mike Nash, President of ERG's North American operations said: "This contract is further evidence of ERG's strong presence in the North American market. Las Vegas will join our projects in San Francisco, Toronto and Ventura County in Los Angeles as live demonstrations of the value of our technology. "

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Wins Las Vegas Ticketing Project

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 17 offices across 13 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

ERG Group

Full-Year Result

2002



Financial Results for year ended 30 June 2002

Cash and Banking

Review of Operations

Outlook

Overview

FINANCIAL RESULTS



ANNUAL RESULT SUMMARY

	2002	2001
	$ MILLION	
TOTAL REVENUE	301.6	299.9
ONE-OFF WRITE-DOWNS	165.3	-
EBITDA *	(14.7)	35.5
PROFIT:EBIT *	(52.9)	18.4
NET PROFIT AFTER TAX	(243.9)	6.1
TOTAL ASSETS	647.0	711.5
OPERATING CASH FLOW	(54.7)	18.8

* EXCLUDING ONE-OFF WRITE-DOWNS

TOTAL REVENUE	165.2	136.4
ONE-OFF WRITE-DOWNS	(9.9)	(155.4)
EBITDA *	2.3	(17.0)
EBIT *	(24.7)	(28.2)
GROSS R&D	5.8	17.4
NET PROFIT AFTER TAX	(44.4)	(199.4)
TOTAL ASSETS	647.0	662.2
OPERATING CASH FLOW	(18.2)	(36.5)
	JUNE 02	DEC 01

* EXCLUDING ONE-OFF WRITE-DOWNS

$ MILLION

COMPARISON 1ST VS 2ND HALF YEAR

KEY FACTORS

- CONTINUED PROJECT DELAYS
- DIFFICULT BONDING MARKET
- ONE-OFF ACCOUNTING WRITE-DOWNS
- AGGRESSIVE COST CONTROL
- FIRST FULL YEAR WITHOUT TELECOMS
- ACCOUNTING IMPACT OF INFRASTRUCTURE – HIGH COSTS IN EARLY YEARS

ANALYSIS OF ONE-OFF WRITE-DOWNS

- $155.4 MILLION WRITTEN DOWN IN THE 1ST HALF YEAR
- PRIMARILY INVESTMENTS IN UNLISTED COMPANIES SUCH AS ECARD AND PREPAYMENT CARDS LIMITED
- REFLECTS ACCOUNTING TREATMENT OF LICENCE FEES
- REMAIN COMMITTED TO THE BUSINESS PLANS OF THESE ENTITIES
- $9.9 MILLION SECOND HALF WRITE-OFF – DIRECTOR (NOT AUDITOR) INSTIGATED WRITE-DOWNS

OPERATING RESULTS BY SEGMENTS

	SUPPLY & INSTALL	OPERATING & INFRASTRUCTURE	CORPORATE SUPPORT
REVENUE	140.4	140.0	21.2
EBITDA*	7.9	(20.3)	(30.3)
EBT*	3.7	(34.0)	(50.6)
ASSETS	174.8	383.2	86.3

MAJOR PROJECTS

PROJECT 1	SINGAPORE	ROME
PROJECT 2	SAN FRANCISCO	MELBOURNE
PROJECT 3	MANCHESTER	HONG KONG

$ MILLION

* BEFORE ONE-OFF WRITE-DOWNS

INFRASTRUCTURE

- ALL COSTS EXPENSED
- NO ASSET REVALUATIONS UPWARDS
- ALL COSTS SUNK, CASH FLOW BUILDING
- HIGH DEPRECIATION CHARGES DUE TO ROME AND MELBOURNE


Europe
Australasia
Americas
card.etc Germany
Rhein-Ruhr Contract
PCL UK
Manchester Wales Hertfordshire Bracknell
Rome
Rome Operate
Sweden
Gothenburg Contract
OneLink Melbourne
Melbourne Operate
AFC Equip Co
Melbourne Equipment Ownership
Triumphant Launch
Malaysia Singapore
ECard
TAFE ANZ HBF Universities
Australia
Sydney
Hong Kong
Hong Kong Maintenance
West USA
San Francisco Seattle Ventura
New European JV
Netherlands JV
North American JV
South American JV
Under negotiation.

This structure is not representative of ownership.

OPERATIONS INCLUDED IN THE INFRASTRUCTURE SEGMENT


302
25% GROWTH
242
240
161
147
130
109
58
41
30
9
1992
1995
2000
2002

REVENUE

$ MILLION

COMPARATIVES NORMALISED FOR SALE OF TELECOMS BUSINESS

38	EUROPE
53	AUSTRALASIA
9	NORTH AMERICA

% OF REVENUE



REVENUE SPREAD

Balance Sheet Highlights

	2002	2001
Cash on Hand	38	32
Total Assets	647	711
Borrowings*	36	24
Total Liabilities	495	438
Total Shareholders' Equity	152	273

* Excludes Convertible Notes

$ Million

Capital Structure

Ordinary Shares on Issue	936,879,165		
Listed Convertible Notes	18.5m	@	$13.50
No of Share Equivalents	44.6m	@	$4.50
Maturity Date	October 2005		
Unlisted Convertible Notes	13.8m*	@	$1.65
No of Share Equivalents	41.4m	@	$0.55
Maturity Date	Restructured from October 2002		

* Agreements reached to convert

* 5.3m held by Motorola

CASH AND BANKING



FUNDING

- Waiver of Banking Covenant breaches obtained at half-year
- No breach of Listed Convertible Note Deed
- Sale of balance of Downer investment
- $100 million in new funding arrangements under negotiation
  - -- ANZ Project funding – Sydney
  - -- Major banking groups
  - -- Major infrastructure group

Reconciliation of Cash

Cash at Hand 30 June 2001		20.5
Cash Inflow		451.0
Customer Receipts	279.2	
Proceeds from Rights Issue	100.0	
Proceeds from Borrowings	45.0	
Proceeds from Sale of Shares	22.6	
Other	4.2	

$ million

Cash Inflows

Address at the AGM 2001

-- $180M to $200M certain
-- up to $265M possible

Actual Cash Inflows	$301.8
$279.2	Customer Receipts
$22.6	Sale of Shares

$ million

Reconciliation of Cash

Cash at Hand 30 June 2001		20.5
Cash Inflow		451.0
Cash Outflows		442.5
Payments to suppliers/employees	300.6	
R&D	23.2	
Interest	24.2	
Repayment of borrowings	41.6	
Other	45.4	
Net outflow on acquisition of Proton *	7.5	
Cash at Hand 30 June 2002		29.0

$ million

* Net of cash balances acquired

Cash Management

Major MASS R&D nearing completion (R&D cost dropping)

Reduction of staff cost

- Removal of contractors/temporary staff
- Natural attrition
- Voluntary redundancy
  - >$20m pa targeted
  - $30m achieved

Limiting Balance Sheet Exposure

- Milestone Payments
- Banking Partners for Projects
- Self-Funding Projects
- Selective Bidding for Projects

Cash Management


$ Million
% of Revenue
2
8.6
5
8.8
11
11.4
23
16.9
32
19.4
36
17.9
25
12.1
14
5.4
58
14.0
58
14.1
23
7.6
60% Reduction
1992
1995
2000
2002

Research & Development

REVIEW OF OPERATIONS






KEY EVENTS FORECAST AT HALF-YEAR

CLOSE PROTON ACQUISITION	DONE
MULTI-APPLICATION STRATEGIC PARTNER NEGOTIATIONS	ONGOING
-- TEAMING AGREEMENT NORTHROP GRUMMAN & INTERPAY	
TRANSIT SYSTEMS TENDERS AND AWARDS	DONE
SETTLEMENT OF MELBOURNE CLAIM	DONE
SYDNEY CONTRACT SIGNING	ONGOING

PROJECTS LAUNCHED:
SINGAPORE
SAN FRANCISCO
TORONTO
HONG KONG – TKE

PREFERRED PROPONENT:
SEATTLE
SYDNEY

AWAITING DECISION:
STOCKHOLM
WASHINGTON DC/VIRGINIA, MARYLAND

NEW CONTRACT AWARDED:
LAS VEGAS

HIGHLIGHTS 2002

MAJOR PROJECTS

SINGAPORE
-- OPERATIONAL APRIL 02

SAN FRANCISCO
-- PHASE 1 OPERATIONAL JAN 02 – SUCCESSFUL
-- PHASE 2 INSTALLATION LATE 02

MANCHESTER
-- ACCEPTANCE TESTING COMPLETED
-- OPERATIONAL LATE 02 THOUGH TO APRIL 03

ROME
-- ROME FULLY OPERATIONAL
-- LAZIO TO FOLLOW

MAJOR PROJECTS

SYDNEY
- -- CONTRACTS TO BE SIGNED
- -- INSTALLATION TO COMMENCE

SEATTLE
- -- CONTRACT EXPECTED

GOTHENBURG
- -- PILOT OPERATIONAL MARCH 02

BORDEAUX
- -- PHASE 1 IMPLEMENTATION UNDER WAY

PROTON ACQUISITION

ERG SHAREHOLDERS

VISA

AMERICAN EXPRESS

banksys

Interpay

CLOSED MARCH 2002

R&D PROCESSES
VISA SMART PARTNER PROGRAM
BRUSSELS SITES

LONG-TERM CONTRACTS SIGNED

Proton World
A member of the ERG Group

OUTLOOK






MONTREAL
WASHINGTON
NEW YORK
NEW JERSEY

YORKSHIRE
LIVERPOOL
OSLO
COPENHAGEN
STOCKHOLM

MOSCOW
BELGIUM
NETHERLANDS
BOLOGNA
PERTH

ESTIMATED VALUE $1.7 BILLION

PROSPECTS

FOCUS

- Cash Flow
- Multi-Application Strategic Partner Negotiations
- Transit Systems Tenders and Awards
- Commence Sydney and Seattle Contracts
- Commence San Francisco Phase 2
- $1.6 billion of work on hand

CORE STRATEGY

To build long-term recurring revenues

based on major ticketing infrastructure projects


THANK YOU FOR YOUR ATTENTION
FULL-YEAR RESULT 2002